UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 12, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Naked Brand Group Inc.

File No. 333-198643 - CF#32775

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Naked Brand Group Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form POS AM registration statement filed on July 31, 2015, as amended on November 5, 2015.

Based on representations by Naked Brand Group Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.58 (formerly Exhibit 10.75)   through June 15, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary